October 17, 2024

Office of Trade & Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attn: Valeria Franks, Suying Li

Re:    Evolent Health, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Item 2.02 Form 8-K filed August 8, 2024
File No. 001-37415

Dear Ms. Franks and Ms. Li:

This letter is submitted by Evolent Health, Inc. (the “Company”) in response to the comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 20, 2024, with respect to the Company’s above-referenced Form 10-K (the “Form 10-K”) and Form 8-K (the “Form 8-K”). For convenience, the Staff’s comments are reproduced below in italics, followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements

Note 1. Organization, page 70

1.You disclose in the note and in the MD&A section on page 46 that you collapsed your previous two reportable segments into one reportable segment effective in the quarter ended March 31, 2023 as a result of your organizational changes. Please clarify for us whether you have identified one operating segment in accordance with the guidance in ASC 280-10-50-1 through 50-9. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segment. Please also revise to disclose factors used to identify your reportable segment, including the basis of organization and whether operating segments have been aggregated. Refer to ASC 280-10-50-21.

Response: Between 2020 and 2022, we significantly grew our value-based specialty care business, both organically and through acquisitions. Prior to the quarter ended March 31, 2023, the Company was organized under two operating segments and two reportable segments known as Evolent Health Services and Clinical Solutions. At that time, Clinical Solutions was composed of our specialty care management and physician-oriented total cost of care solutions, along with the New Century Health ("NCH") and Evolent Care Partners brands; and Evolent Health Services was composed of our administrative simplification solution and certain supporting population health infrastructure. Our acquisitions of Implantable Provider Group Inc. (August 2022) and National Imaging Associates, Inc. (January 2023) provided additional specialty care management services and cross-sell opportunities covering both technology enabled care management and value-based health plan administrative services within our customer base. The Company is now providing a broad spectrum of specialty care management services in oncology, cardiology, musculoskeletal markets and holistic total cost of care management along with an integrated platform for health plan administration and value-based business infrastructure under one go to market strategy, "One Evolent." As a result of the Company's organizational changes in the quarter ended March 31, 2023, we considered the guidance in ASC 280 which employs a management approach in determining a company's operating and reporting segments.

Considering the pace of growth and nature of changes at the Company, the Chief Executive Officer (“CEO”) of Evolent Health, Inc. reassessed the way we view and manage the business, resulting in the organizational transition to a “One Evolent” model in the quarter ended March 31, 2023. To transition to the “One Evolent” model, the CEO consolidated the management of all service offerings under the President of Evolent Health, Inc. As a result, in the quarter ended March 31, 2023, the President's responsibilities expanded to include acting as the sole segment manager, reporting directly to the CEO. By having one executive providing oversight to the Company’s service offerings, it allows us to improve collaboration between service lines and focus cross-selling to our entire customer base, with specific attention on of growth of our specialty care management services.
The transition to “One Evolent” did not change our chief operating decision maker ("CODM"). We consider our CEO our CODM because he ultimately allocates resources and assesses the performance of our business on a consolidated Evolent Health, Inc. basis. Subject to Board of Director oversight, he operates independently and makes unilateral decisions on how to allocate resources.

As part of our assessment of segment reporting, when identifying the CODM of our Company, we considered if any other senior executives should be considered part of a CODM committee or co-CODM. We determined that although other members of the executive management team participate in meetings during budgeting, resource allocation and review of financial performance, the ultimate resource allocation decision-making authority resides with our CEO. The CEO is the only executive with that type of Company-wide authority and responsibility. Though the CEO is supported by a leadership team comprising his direct reports, including the President, Chief Financial Officer, General Counsel and Chief People Officer, who do not meet the criteria of the CODM as stated in ASC 280-10-50-5 because the direct reports, unlike the CEO, do not make the key operating decisions on allocation of resources or assess the performance of the Company.

The transition to "One Evolent" did change the contents of the information reviewed by our CODM. In the quarter ended March 31, 2023, our CODM began to review the Company’s operating performance and resources based on business reports which consist of financial information at the consolidated level, whereas prior to that date, the CODM received financial information aggregated at the Clinical Solutions and Evolent Health Services level. The reporting package includes but is not limited to (1) revenue calculated in accordance with generally accepted accounting principles at a consolidated level and a contractual level and (2) Adjusted EBITDA presented at the consolidated level. No information is provided to the CODM at the component level. Additionally, annual budget and forecasts are prepared using consolidated information for the CEO’s review and approval. Thus, the reporting package also provides budget versus actual performance at the consolidated level. Similarly, progress against the Company’s compensation plan is monitored against targets at a consolidated level by the CODM. The CODM is focused on the consolidated Company’s strategy and growth and provides the consolidated Company’s goals to the segment manager to execute. The segment manager may request an increase or decrease to budgeted areas to align with the CODM’s consolidated company goals at which point the CODM ultimately decides whether to approve or deny such a request based on the assessment of the consolidated business.

We believe our one operating segment conclusion is further corroborated by the way in which we make information about Company’s operations available internally, to the Board, and externally, to the investor community. Specifically, information regularly presented to the Board of Directors following our transition to the “One Evolent” model includes a consolidated U.S. GAAP income statement, key consolidated balance sheet metrics and consolidated Adjusted EBITDA.

Taken together, these factors are consistent with the “management approach” that is the foundation of ASC 280 in which an entity's internal organization is deemed to be valuable because it highlights the risks and opportunities that management believes are important and allows users to assess the performance of the operating segment in the same way that our CODM reviews performance and makes decisions. Therefore, we concluded we have one operating segment based on guidance in ASC 280-10-50-1 through 50.9.

We also acknowledge the Staff’s comment and will adjust our disclosures in Note 1. Organization starting with our upcoming Form 10-Q for the quarterly period ended September 30, 2024 as follows:

“We have one operating segment and one reportable segment as our chief operating decision maker, who is our Chief Executive Officer, reviews financial information on a consolidated basis for purposes of evaluating financial performance and allocating resources.”

Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Change in Accounting Principles Goodwill, page 73

2.You have identified one reporting unit for all of your service solutions due to the economic similarity of the services provided to your partners. Please tell us the components you have aggregated and provide us with your analysis pursuant to ASC 350- 20-35-35 that supports the aggregation.

Response: As noted in our response to Question 1 above, the Company reorganized its business to be specialty care management focused along with an integrated platform for health plan administration and value-based business infrastructure under the "One Evolent" model. This reorganization resulted in two identified components, Performance Suite (“PS”) and Technology and Services (“T&S”), which is how our sole segment manager reviews and manages the business. The primary difference between PS and T&S is the service offering purchased by our customers, which are health plans and other risk-bearing entities and payers. Though financial information for each component is reviewed separately by our sole segment manager, the underlying activities and technology enablement within those components is substantially the same and includes claims processing, data analytics, utilization management and managing clinical pathways. Thus, the PS and T&S components were aggregated as one reporting unit under ASC 350-20-35-35 considering the following criteria:

a.Does each component constitute a business for which discrete financial information is available? ASC 805-10-55-4 states that a business consists of inputs and processes applied to those inputs that could contribute to the creation of outputs. Outputs are the result of inputs and processes applied to those inputs that provide goods or services to customers.

Both the PS and T&S components each have specified inputs and processes and meet the definition of a business. PS and T&S are businesses with individual leadership who manage a portfolio of services provided to customers that generate revenue and cause the Company to incur expenses. Additionally, each component has discrete financial information available.

b.Does segment management regularly review the results of the component? The Company's President is the sole segment manager for the single operating segment and is responsible for implementing the CODM’s strategic plans across the single operating segment. The sole segment manager receives monthly reporting packages which provide a summary of results broken out by the two identified components. Reporting packages include information related, but not limited, to revenue, operating income, Adjusted EBITDA, cash flows and forecasts. This level of disaggregated information is not shared with the CODM.

c.Should the components be aggregated based on similar economic characteristics? Pursuant to ASC 350-20-35-35, two or more components of an operating segment are aggregated to a single reporting unit if they have similar economic characteristics. ASC 350-20-55-6 also states that the evaluation of whether two components have similar economic characteristics is a matter of judgment and the assessment is more qualitative than quantitative. Further, as per ASC 350-20-55-7, not every criterion above needs to be met for two components to be considered economically similar. When determining to aggregate PS and T&S, we considered the following economic characteristics:

i.The manner in which an entity operates its business or nonprofit activity and the nature of those operations: PS and T&S components operate in the healthcare ecosystem providing solutions to health plans and other risk-bearing entities and payers

(our customers) that support physicians and other healthcare providers (our users). Evolent provides specialty care management and value-based health plan administration solutions to customers using substantially the same people, technology and processes for PS and T&S despite being separate components. The PS and T&S services are value-based care solutions that the Company offers to the same customer base to improve their administration and health management cost and better support patient health and outcomes. Both PS and T&S focus on helping customers provide better member experience in an efficient and cost-effective manner.

ii.Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working together: Goodwill is expected to be recovered from PS and T&S on a combined basis as the majority of the operations between the two are combined. We believe goodwill is recoverable through PS and T&S components by going to market together to generate new customer contracts, increasing service offerings with current customers by selling substantially the same underlying services, using similar technology solutions, sharing assets and other resources (covered in ix below) across the two components. Our “One Evolent” business model allows us to consolidate all service offerings in one go to market strategy to allow a better vendor experience and cross selling of technology enabled management and value-based health plan administration solutions. Our combined market offering allows customers to consolidate care management and administrative solutions with a single vendor to manage cost and quality of member care. By having multiple technology enabled medical solutions, we are able to offer a customer one solution to demonstrate our ability to assist customers manage cost while supporting their members’ health conditions. This allows PS and T&S to cross sell to the same customer. For the year ended December 31, 2023, a majority of total revenue was attributable to customers that purchased both PS and T&S services, thus, supporting the interdependency of PS and T&S solutions.

iii.The extent to which the component businesses share assets and other resources (evidenced by extensive transfer pricing mechanisms): Evolent’s assets are generally shared across PS and T&S. For example, facilities and equipment are not dedicated to either component. Also, internal use-software assets are primarily for products that are sold to both PS and T&S customers. PS and T&S do not have any significant assets that are distinct to either respective component. Additionally, PS and T&S share front-office resources (e.g., sales, strategy), back-office resources (e.g., software development, information technology, human resources, finance), and customer delivery teams (e.g., implementation teams).

iv.Whether the components support and benefit from common R&D projects: Evolent’s R&D activities primarily relate to developing new features and functionality across all its technology platforms that are integrated into product offerings. As these R&D activities are being performed on the technology platform of the Company, both PS and T&S have the ability to benefit from the underlying technology and enhanced functionality.

v.Similar financial performance (Long-term average gross margin): The Company’s primary profit margin metric to assess financial performance for each component is gross profit percentage. Management expects gross profit percentages to be different due to the different mix of technology solution offerings between PS and T&S.

vi.The nature of the products and services: The nature of the PS and T&S services are technology enabled care management and value-based health plan administration solutions that allow customers to better manage cost and delivering levels of efficiency in their support of patient health and outcomes through providing specialty managed care services and/or administrative services. PS and T&S both provide managed health care related services to their respective customers, including (1) specialty care management services, (2) total cost of care management and (3) administrative services whereby the services provided by the components are substantially the same underlying solution. Customers frequently use both PS and T&S services and may also shift an existing service to the other model (for example, shifting oncology services from T&S to PS).
vii.The nature of the production processes: PS and T&S are both service-based businesses and do not have production processes that produce tangible goods. In addition, both PS and T&S have a service delivery model that is substantially the same and substantially the same employees and similar types of technology solutions are used to provide services to customers of both components.

viii.The type or class of customer for their products and services: Both PS and T&S customer bases consist of health plans and other risk-bearing entities and payers (our customers) that support physicians and other healthcare providers (our users). Existing customers could and do, in fact, change from having one PS to T&S solution, having both, or switching between PS and T&S solutions. Also, for new customers, Evolent is targeting the same customers for both PS and T&S products and solutions. Additionally, both PS and T&S have customers in the same end markets, including Medicaid, Medicare, Commercial and other or potentially a combination of end markets. Evolent’s growth is focused on PS and T&S expanding products and solutions to both current customers and potential customers.

ix.The methods used to distribute their products or provide their services: PS and T&S are primarily technology enabled service-based businesses. The method used to distribute the PS and T&S services is a combination of substantially the same people and technology infrastructure to support claims processing, data analytics, utilization management and managing clinical pathways. Onboarding to each service requires providing an implementation phase where the technology is enabled, followed by ongoing services being delivered by leveraging data to help customers provide a better member experience in an efficient and cost-effective manner. Generally, once the implementation phase has occurred, the level of effort required to transition between PS and T&S services is not significant.

x.If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities: PS and T&S operate in the same regulatory health care environment subject to federal and state regulations and include Medicaid and Medicare programs.

We have concluded that the factors above indicate that the two components are economically similar. The organizational construct of PS and T&S is primarily to help the Company manage the different solution offerings of its overall contract portfolio. Overall, as described above, PS and T&S offer substantially the same services, provide services to same customer types, have substantially the same activities, operate in the same regulatory environment, and share technology, employees and other resources. Additionally, our “One Evolent” strategy leverages the ability for PS and T&S to cross sell services and leverage common technology solutions that provide customers the opportunity to provide better member experience in a cost-effective manner.

When determining our reporting units for the purposes of testing goodwill for impairment, we considered the criteria under ASC 350-20-35-35 and paragraphs 55-6 and 55-7. As a result of our analysis detailed above, we determined that PS and T&S had similar economic characteristics, and therefore, should be aggregated into a single reporting unit.

Item 9A. Controls and Procedures Management's Annual Report on Internal Control Over Financial Reporting, page 112
3.Please revise your disclosure to identify the version of the COSO Framework your management used to evaluate the effectiveness of your internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K.

Response: We acknowledge the Staff’s comment and will clearly state in future filings the version of the COSO Framework used by management in evaluating the effective of our internal control over financial reporting, The Company inadvertently omitted from Part II, Item 9A of the Form 10-K the year "(2013)" as reflected in the excerpt below in bold, italicized and underlined text:

“Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on such evaluation, our management has concluded that, as of December 31, 2023, the Company’s internal control over financial reporting was effective.”

Also, language included on page 113 of the Form 10-K clearly states that the Company’s independent auditors audited the internal control over the Company’s financial reporting based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

In addition, the Company will include the following language in Part 1, Item 4 of its Form 10Q for the quarter ended September 30, 2024:

“Management has designed its internal controls over financial reporting under the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013).”

Item 2.02 Form 8-K filed August 8, 2024 Exhibit 99.1 Reconciliation of Adjusted Income Attributable to Common Shareholders to Net Loss Attributable to Common Shareholders, page 13

4.You include a non-GAAP adjustment to add back the dividends and accretion of Series A Preferred Stock to arrive at your adjusted income attributable to common shareholders. Please tell us your consideration of Questions 100.01 and 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in determining the appropriateness of this adjustment.

Response: We acknowledge the Staff’s comment and will not include an add back of dividends and accretion of Series A Preferred Stock in our reconciliation of Adjusted Income Attributable to Common Shareholders to Net Loss Attributable to Common Shareholders in future filings, starting with our upcoming earnings release for the quarter ended September 30, 2024, to be furnished as an exhibit to Form 8-K.

5.Please revise your reconciliation to separately present the income tax effects related to the non-GAAP adjustments and clearly disclose how the tax impacts are calculated. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: We acknowledge the Staff’s comment and will adjust our reconciliation of Adjusted Income Attributable to Common Shareholders to Net Loss Attributable to Common Shareholders in future filings to separately present the income tax effects related to the non-GAAP adjustments and disclose how the tax impacts are calculated starting with our upcoming earnings release for the quarter ended September 30, 2024, to be furnished as an exhibit on Form 8-K.

* * * * *

If you have any questions or comments regarding this matter, please do not hesitate to contact the undersigned at (571) 389-6000.

Respectfully submitted,

Evolent Health, Inc.

/s/ John Johnson
John Johnson
Chief Financial Officer